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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
(In thousands)

	June 30,
	2001	2000	1999	1998	1997
Fixed charges:
Interest expense	$464	$749	$753	$419	$381
Interest element on rentals	774	720	375	238	133

Fixed charges	$1,238	$1,469	$1,128	$657	$514

Dividends on convertible preferred stock and deemed dividend	$2,377	—	—	—	—

Net loss	$(38,199)	$(47,655)	$(44,680)	$(8,378)	$(4,947)
Add back:
Fixed charges	1,238	1,469	1,128	657	514

Earnings, as defined	$(36,961)	$(46,186)	$(43,552)	$(7,721)	$(4,433)

Excess of fixed charges over earnings	$(38,199)	$(47,655)	$(44,680)	$(8,378)	$(4,947)

Excess of fixed charges, dividends and deemed dividend over earnings	$(38,199)	$(47,655)	$(44,680)	$(8,378)	$(4,947)

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STATEMENT REGARDING COMPUTATION OF RATIOS (In thousands)